Exhibit 5

November 23, 1998




Aluminum Company of America
Alcoa Corporate Center
201 Isabella Street
Pittsburgh, PA  15212-5858


Ladies and Gentlemen:


You have requested my opinion as to the legality of any original issue shares, up to 341,250 shares, of common stock, par value $1.00 per share, of Aluminum Company of America (the "Company") which may be distributed pursuant to the Alumax Inc. 1993 Long Term Incentive Plan, the Alumax Inc. 1995 Employee Equity Ownership Plan and the Alumax
Inc. Non-Employee Directors Stock Compensation Plan (collectively the "Plans"), which shares of common stock you are seeking to register with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended.

As a Senior Counsel of the Company I am generally familiar with its legal affairs. In addition, I have examined such documents as I have deemed appropriate for the purpose of this opinion.

In my opinion, if authorized but previously unissued shares of common stock of the Company shall be issued and sold or delivered to participants in the Plans pursuant to the provisions thereof, the said shares of common stock will be legally issued, fully paid and non-assessable.

I hereby consent to be named, in the registration statement, and amendments thereof, by which the securities to be issued pursuant to the Plans are registered with the Securities and Exchange Commission, and in any prospectus which is a part thereof, as counsel for the Company who has passed upon the legality of the securities registered thereby. I further consent to the filing of this opinion as an exhibit to the registration statement. I do not concede by these consents that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or by the rules and regulations of the Securities and Exchange Commission under that Act.

Very truly yours,


/s/Denis A. Demblowski
Denis A. Demblowski
Senior Counsel